Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our Fantex Series Vernon Davis tracking stock is intended to reflect the separate performance of our brand contract with Vernon Davis. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to the Fantex Series Vernon Davis tracking stock or any other tracking stock that we create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows as of and for the three and / or six months ended June 30, 2014. The tables further present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our Fantex Series Vernon Davis tracking stock. The financial information should be read in conjunction with our unaudited condensed financial statements for the three and six months ended June 30, 2014 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our Fantex Series Vernon Davis, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our Fantex Series Vernon Davis are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or Fantex Series Vernon Davis does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	June 30, 2014
	Platform Common	Fantex Series Vernon Davis	Total
ATTRIBUTED ASSETS
Cash and Cash Equivalents	$509,005	$362,563	$871,568
Prepaid Assets	162,837	—	162,837
Investment in Brand Contract, at Fair Value	188,416	3,579,896	3,768,312
Total Attributed Assets	$860,258	$3,942,459	$4,802,717
ATTRIBUTED LIABILITIES AND STOCKHOLDER’S EQUITY
Due to Parent	$1,017	$19,326	$20,343
Dividend Payable	—	294,770	294,770
Total Attributed Liabilities	$1,017	$314,096	$315,113

Total Attributed Stockholders’ Equity	$859,241	$3,628,363	$4,487,604

Total Attributed Liabilities and Stockholder’s Equity	$860,258	$3,952,459	$4,802,717

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended June 30, 2014			Six Months Ended June 30, 2014
	Platform Common	Fantex Series Vernon Davis	Total	Platform Common	Fantex Series Vernon Davis	Total

Attributed Income from Brand Contract	$8,759	$166,422	$175,181	$8,759	$166,422	$175,181
Attributed Operating Expenses
Personnel & Related	305,239	—	305,239	614,428	—	614,428
Professional & Related	424,742	24,413	449,155	1,110,700	24,413	1,135,113
General & Administrative	172,358	—	172,358	298,271	—	298,271
Management Fees	(19,326)	19,326	—	(19,326)	19,326	—
Total Attributed Expenses	$883,013	$43,739	$926,752	$2,004,073	$43,739	$2,047,812
Attributed Net Income Before Taxes	(874,254)	122,683	(751,571)	(1,995,314)	122,683	(1,872,631)
Attributed Income Taxes	—	—	—	—	—	—
Attributed Net Income	$(874,254)	$122,683	$(751,571)	$(1,995,314)	$122,683	$(1,872,631)

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	Six Months Ended June 30, 2014
	Platform Common	Fantex Series Vernon Davis	Total
Operating Activities
Attributed Net Income / (Loss)	$(1,995,314)	$122,683	$(1,872,631)
Adjustments to reconcile net loss to net cash used in operating activities:
Income from Brand Contract	(8,759)	(166,422)	(175,181)
Expenses Contributed From Parent	1,881,681	—	1,881,681
Changes in:		—
Prepaid Expenses	$143,204	$—	143,204
Due to Parent	1,017	19,326	20,343
Purchase of Brand Contract		(4,000,000)	(4,000,000)
Cash Receipts from Brand Contract	20,343	386,526	406,869
Net cash provided from (used by) operating activities	$42,172	$(3,637,887)	$(3,595,715)
Financing Activities	—
Net proceeds from Fantex Series Vernon Davis Offering	—	4,000,450	4,000,450
Contributed Capital	—	—	—
Net cash provided from financing activities	$—	$4,000,450	$4,000,450
Net cash increase for period	42,172	362,563	404,735
Cash and Cash Equivalents at Beginning of Period	466,833	—	466,833
Cash and Cash Equivalents at End of Period	$508,905	$362,563	$871,568
Cash Paid for Interest	$—	$—	$—
Cash Paid for Taxes	$—	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$1,881,681	$	$1,881,681

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the Fantex Series Vernon Davis brand:

•                  95% of our acquired brand income, or ABI, that we acquire under our Vernon Davis Brand Contract;

•                  Any and all of our liabilities, costs and expenses incurred after this offering that are directly attributable to the Vernon Davis brand, such as our direct costs arising out of our promotion of the Vernon Davis brand or arising out of or related to the maintenance and enforcement of the Vernon Davis Brand Contract, provided, however, that we did not attribute any of the expenses or costs related to the initial public offering (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of this offering, including our efforts to build our business model and enter into our brand contract with Vernon Davis, to our Fantex Series Vernon Davis;

•                  a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable income), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of our cash receipts, which would be equal to 5% of our ABI under the Vernon Davis Brand Contract so long as there are no other tracking stocks outstanding). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•                  as income, any covered amounts, as described below, for the Vernon Davis Brand Contract; and

•                  as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand (including the pro rata share of any covered amounts for the Vernon Davis brand).

We will also attribute the following additional assets and liabilities to the Vernon Davis brand:

•                  all net income or net losses from the assets and liabilities that are included in the Vernon Davis brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of Fantex Series Vernon Davis; and

•                  any acquisitions or investments made from assets that are included in the Vernon Davis brand.

Platform Unit

Our platform unit will initially have attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stock brands or to any other tracking stock brands that we may establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock brand. For example, we will attribute the 5% of our ABI under our Vernon Davis Brand Contract to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of the Fantex Series Vernon Davis brand. We cannot provide any guarantee that any tracking stock will in fact track the performance of the associated tracking stock brand.

Management Discussion of Tracking Stocks

Fantex Series Vernon Davis

This is the first quarter of operations with a consummated brand contract.  The Company completed its initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising $4.2 million from the sale of 421,100 shares. On May 2, 2014, the company paid Vernon Davis $4.0 million to complete our purchase of the Vernon Davis Brand Contract (less $0.2 million to be held in escrow until six months of consecutive payments due under the Vernon Davis Brand Contract have been timely delivered to us). Our Parent purchased 102,475 shares in the offering. During the quarter Vernon David paid us approximately $407,000 representing our 10% stake in Vernon Davis brand income as defined in the Vernon Davis Brand Contract through June 30, 2014. Approximately $388,000 of this cash came from earnings from his NFL contract or playoff payments and approximately $19,000 represented earnings from a number of endorsement contracts. Mr. Davis voluntarily did not participate in the San Francisco 49ers off season work out conditioning program and did not qualify for a $200,000 work out bonus under his NFL contract.

Fantex Series Vernon Davis’s largest attributed asset is the brand contract with Vernon Davis. We expect this to be the largest single attributed asset for this tracking stock for the foreseeable future. As the Vernon Davis Brand Contract generates cash and it is remitted to us by Vernon Davis, the Company intends to return the majority of this cash to the shareholders in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and potential future co-investment opportunities with Vernon Davis.

We account for the Vernon Davis Brand Contract at estimated fair market values, a more thorough discussion of which can be found elsewhere in this Form 10-Q. The brand contract value attributed to Fantex Series Vernon Davis generated realized and unrealized gains during the quarter of $166,422. The Company was charged $20,344 in management fees from our Parent and we attributed 95% or $19,326 to the tracking stock. The Company also attributed approximately $24,000 in marketing related costs to the tracking stock for the quarter ended June 30, 2014. The tracking stock had attributed net income of $122,683 or $0.29 per share for the quarter.

On May 28, 2014 our Board of Directors declared a $0.70 cash dividend per share to be paid to the Fantex Series Vernon Davis shareholders on record as of August 15, 2014. The dividend is expected to be paid on August 18, 2014.